Drew S. Williamson

T: +1 415 693 2199

dwilliamson@cooley.com

February 13, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	TriNetGroup, Inc.
AmendmentNo. 1 to Registration Statement on Form S-1
FiledJanuary 7, 2014
File No. 333-192465

Dear Ms. Ransom:

On behalf of TriNet Group, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated January 24, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version marked to show changes to Amendment No. 1 to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement.

Prospectus Summary, page 1

1.	We note your response to comment 5 in our letter dated December 19, 2013. While we believe that the NAPEO website supports the fact that you offer services throughout the United States, it is unclear how it supports the statement that you are “a leading provider” of comprehensive human resource solutions. Please advise or revise.

The Company acknowledges the Staff’s comment and maintains that it believes it is a leading provider of a comprehensive human resources solution for small to medium-sized businesses due to its size, its presence in the United States and Canada and the number of employers and employees it serves.

According to the 2013 Annual Report of the National Association of Professional Employer Organizations (“NAPEO”), a large trade association for professional employer organizations (“PEOs”), NAPEO estimates that the average number of worksite employees per PEO in the United States is 6,200 (see http://www.napeo.org/about/annualreport.pdf). NAPEO also estimates that the total number of people in the United States that are in a PEO arrangement is 2.5 million. As described in the Registration

Statement, as of September 30, 2013, the Company served over 8,000 clients in 47 states, the District of Columbia and Canada, and co-employed approximately 218,000 worksite employees. The number of worksite employees the Company serves is a large multiple of the estimated PEO average and constitutes a significant percentage of the overall number of worksite employees estimated by NAPEO.

Based on its knowledge and experience in the PEO industry, and as discussed in the Registration Statement, the Company believes that the PEO business under Automatic Data Processing, Inc. (“ADP”), a provider of business outsourcing and human capital management solutions, and Insperity, Inc. (“Insperity”), a provider of human resources and business solutions, are its two largest competitors. According to the most recent annual report on Form 10-K for the fiscal year ended June 30, 2013 of ADP, ADP disclosed that its PEO business serves approximately 6,900 clients and approximately 290,000 worksite employees in all 50 states. ADP states in that report that its PEO business is the largest PEO in the United States based on the number of worksite employees. On February 5, 2014, ADP issued a press release regarding its financial results for the second quarter of its 2014 fiscal year, in which it stated that its PEO business served an average of 309,000 worksite employees for the quarter. Moreover, according to the most recent annual report on Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Insperity disclosed that it serviced an average of 130,732 worksite employees per month in the fourth quarter of 2013. Insperity states in that report that it believes it is one of the largest PEO service providers in the United States and that its largest national competitors include PEO divisions of large business services companies such as ADP and Paychex, Inc., and other national PEOs, such as the Company.

Considering this information together with the information provided in our previous response to the Staff, the Company believes it is reasonable to conclude that it is a leading provider of comprehensive human resources solutions. The Company also submits that due to the phrasing of the statement that the Company is a leading provider, as opposed to the leading provider, it does not believe potential investors would be misled by the statement.

2.	We note your response to comment 7 in our letter dated December 19, 2013. Please clarify in your registration statement that your statement that “SMBs typically cannot afford to invest in a comprehensive technology platform to manage their HR processes and often lack the scale required to negotiate favorable employee health benefit and workers compensation plan terms with insurance companies and other large employee benefits providers” is based on your experience or supported by feedback from your customers.

In response to the Staff’s comment, pages 3 and 91 of the Amended Registration Statement contain the requested disclosure.

3.	We note your response to comment 8 in our letter dated December 19, 2013. Please include in your prospectus summary the disclosure regarding General Atlantic’s history of involvement in your business.

In response to the Staff’s comment, page 7 of the Amended Registration Statement contains the requested disclosure.

Market, Industry and Other Data, page 35

4.	We note your response to comment 11 in our letter dated December 19, 2013, as well as your disclosure that you “have not independently verified any third-party information.” Please remove this statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, the Company has removed the referenced statement from page 35 of the Amended Registration Statement.

Executive Compensation, page 111

5.	Please revise to disclose the names of the companies in the Advanced-HR’s Option Impact survey.

The Company advises the Staff that the Advanced-HR Option Impact database is a subscription-based service with blinded data representing survey responses from hundreds of privately-held, venture-backed companies. Because this survey data comprises privately-held companies participating on a confidential basis, the Company does not know which companies participated in the survey and only has access to the aggregated data provided by employee position. In response to the Staff’s comment, page 112 of the Amended Registration Statement has been revised to clarify the confidential nature of this survey data.

Principal and Selling Stockholders, page 130

6.	Please disclose the exemption(s) or safe harbor(s) from registration relied upon in connection with the acquisition of the shares to be sold by the selling stockholders in the offering.

In response to the Staff’s comment, page 130 of the Amended Registration Statement contains the requested disclosure.

7.	Please update the table on page 131 as of a recent practicable date. Refer to Item 403 of Regulation S-K.

The Company acknowledges the Staff’s comment and, as previously discussed with the Staff, the Company will update the table on page 130 of the Amended Registration Statement to a recent practicable date in a future amendment, prior to effectiveness of the Registration Statement. The Company suplementally advises the Staff that there have not been any material changes in the information presented in the table since September 30, 2013.

Consolidated Financial Statements, page F-1

Consolidated Financial Statements of TriNet Group, Inc. and Subsidiaries, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 8. Notes Payable and Borrowings Under Capital Leases, page F-24

2013 Credit Facility, page F-25

8.	We reviewed your revisions made in response to comment 34 in our letter dated December 19, 2013. Please tell us your consideration of disclosing the amount of your retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has provided further disclosure on page F-28 of the Amendment Registration Statement.

Note 10. Stockholders’ Equity, page F-28

Earnings per Share, page F-31

9.	We reviewed your response to comment 35 in our letter dated December 19, 2013. Your response states that Series G and Series H convertible preferred stock are not entitled to receive any preferential dividends; however, if dividends are declared and paid on common stock, the Series H and Series G preferred stock are entitled to share in dividends on a pro-rata basis as if their shares had been converted into shares of common stock. This statement does not appear to be consistent with your disclosure beginning in the last sentence on page F-27. Please explain this inconsistency and revise your disclosure, if deemed necessary. If still applicable, please differentiate the Series G and Series H entitlement to dividends upon redemption versus if declared. In this regard, an example of how this provision is intended to operate would be helpful.

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Amended Registration Statement to correct the inconsistency and clarify that if dividends are declared and paid on common stock, the Series G and Series H preferred stock are entitled to share in dividends on a pro-rata basis as if their shares had been converted into shares of common stock.

Note 12. Income Taxes, page F-34

10.	We reviewed your response to comment 37 in our letter dated December 19, 2013. Please tell us whether you considered the adjustments related to state taxes and stock compensation as changes in estimates or errors and explain the underlying reasons for your conclusions. If applicable, please discuss any new information obtained after the original balance sheet date and whether that information was reasonably knowable at the original balance sheet date. On a different note, it appears the amount related to state taxes and stock compensation would be greater than 5% of the “amount computed” specified in Rule 4-08(h)(2) of Regulation S-X. Please advise.

The Company supplementally advises the Staff that it recognized a reduction in state/local taxes incurred for 2009 and 2010 based on actual income tax returns compared with the blended state/local rate estimated for financial reporting each year, resulting in a true-up to the tax provision for 2010 and 2011 of $446,000 and $501,000, respectively. The Company estimates blended state rates for financial reporting for a current year based on the Company’s prior year actual apportionment factors, published statutory state tax rates, actual state and local tax payments for the prior year and changes in the Company’s tax positions for provision purposes, as this is the best estimate as of the balance sheet date. Once the tax returns are finalized in the subsequent year, the final blended state rate is determined and financial reporting estimates are updated accordingly. Therefore, Management concluded these adjustments resulted from changes in estimates.

In response to the Staff’s comment, the Company has re-evaluated the facts surrounding the true-up in the classification of its stock options between qualified and non-qualified stock compensation expense in 2011 and concluded that no new information was obtained after the original balance sheet date and the classification allocation should have been determined in 2010 prior to issuance of the financial statements. The Company has determined this adjustment is an error in the 2010 tax provision. The Company evaluated the error from the perspective of a potential investor in shares of its common stock, and determined the impact to be material to the 2010 financial statements. The Company has restated the 2010 and 2011 financial statements to correctly reflect the $775,000 income tax benefit in 2010 in the Amended Registration Statement. The Company will continue to provide the restatement disclosures and labeling in subsequent amendments until the registration statement is updated to include the annual financial statements for the year ended December 31, 2013.

The change in estimate for state/local tax apportionment, along with an additional true-up in the Company’s valuation of deferred tax assets of 0.4%, represent a prior year rate reconciliation adjustment, which is separately disclosed in the Company’s financial statements in Note 12 on page F-38 to the Amended Registration Statement. Since these adjustments related to true-ups from the prior year tax provision, they were reported as one reconciling item given their common cause. Therefore, Management believes the Company has complied with the requirements of Rule 4-08(h)(2) of Regulation S-X.

Undertakings, page II-4

11.	We note your response to comment 40 in our letter dated December 19, 2013. Please note that the undertakings set forth as Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C, while Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

As discussed with the Staff, the Company submits that it does not believe such undertakings are applicable to the offering for which the Registration Statement has been filed. Pursuant to Item 512 of Regulation S-K, the undertakings set forth in Item 512(a) are generally required if securities are being registered pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company acknowledges the Staff’s comment that, pursuant to the Commission’s guidance, the undertakings set forth in Item 512(a)(5)(ii) are applicable to certain offerings outside the scope of Rule 415 if the offering relies on Rule 430C under the Securities Act. Rule 430C specifically applies to offerings made other than in reliance on Rules 430A or 430B. Because the Company is relying on Rule 430A in connection with this offering and not Rule 430C, the Company submits that these undertakings are not required to be included in the Registration Statement. For the same reason, the Company also submits that Question 229.01 of the Compliance and Disclosure Interpretations for Securities Act Rules does not apply. The Company is not aware of any guidance that indicates that the undertakings set forth in Item 512(a)(6) are required for securities registered pursuant to rules other than Rule 415. Because the Company is not registering securities under Rule 415, and because the Company is not relying on Rule 430C, the Company submits to the Staff that the referenced undertakings are not applicable to this offering.

*    *    *

Please contact me at (415) 693-2199 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Andrew S. Williamson

Andrew S. Williamson

cc:	Burton M. Goldfield, TriNet Group, Inc.
William Porter, TriNet Group, Inc.
Gregory L. Hammond, TriNet Group, Inc.
Jodie M. Bourdet, Cooley LLP
Gordon K. Davidson, Fenwick & West LLP
Daniel J. Winnike, Fenwick & West LLP
Pieter Theron, Ernst & Young LLP